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January 27, 2009                                          Karen V. Bertulli
                                                          (612) 604-6604
                                                          kbertulli@winthrop.com

VIA EDGAR (W/OUT ENCLOSURES) AND FEDERAL EXPRESS
------------------------------------------------

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549
Attention:  Mr. Tom Kluck, Branch Chief
            Ms. Erin Martin

RE:      AMERICAN CHURCH MORTGAGE COMPANY
         REGISTRATION STATEMENT ON FORM S-11
         FILED OCTOBER 29, 2008
         FILE NO. 333-154831

Ladies and Gentlemen:

On behalf of American Church Mortgage Company (the "Company"), a Minnesota corporation, we are responding to the comments presented in the letter from Mr. Tom Kluck dated January 12, 2009. For the Staff's convenience, our Response is preceded by the related Staff Comment. In addition, and for ease of reference, we have included with the mailed, hardcopy of the letter 4 blacklined copies of Amendment No. 1 filed today, marked to show the changes to the Registration Statement on Form S-11 filed October 29, 2008.


GENERAL

COMMENT 1.    PLEASE  MONITOR  THE  UPDATING   REQUIREMENTS   OF  RULE  8-08  OF
              REGULATION  S-X. IN THIS REGARD,  PLEASE ALSO ENSURE THE SCHEDULES
              AND  OTHER  TABULAR   PRESENTATIONS   PRESENTED   THROUGHOUT  YOUR
              REGISTRATION STATEMENT ARE UPDATED AS APPROPRIATE.

RESPONSE 1.   The Company will monitor the updating requirements of Rule 8-08 of
              Regulation S-X and will ensure that the schedules and other tabular presentations are updated accordingly. We note that financial information has been included in this filing and all financial information has been updated to September 30, 2008.
              Please see the enclosed, blacklined copy of Amendment No. 1 which demonstrates the updates that have been made.

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Securities and Exchange Commission
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OUTSIDE FRONT COVER PAGE OF PROSPECTUS PAGE 2
---------------------------------------------

COMMENT 2.    PLEASE DISCLOSE THE NATURE OF THE UNDERWRITING ARRANGEMENT IN THIS
              SECTION.  PLEASE  REFER TO ITEM  501(B)(8) OF  REGULATION  S-K FOR
              GUIDANCE.

RESPONSE 2.   We have added the following language to the outside front cover of the Prospectus:  "Best efforts offering.  The underwriters are not
              required  to  sell  any  specific   number  or  dollar  amount  of
              securities but will use their best efforts to sell the securities offered."

PROSPECTUS SUMMARY, PAGE 4
--------------------------

COMMENT 3.    PLEASE UPDATE THE INFORMATION IN THIS SECTION.

RESPONSE 3.   We have updated the  information  in this section.  Please see the enclosed, blacklined copy of Amendment No. 1.

COMMENT 4.    PLEASE INCLUDE THE  DISCLOSURE  REGARDING THE RATIO OF EARNINGS TO
              FIXED CHARGES AS REQUIRED BY ITEM 503(D) OF REGULATION S-K.

RESPONSE 4.   Pursuant to Item 503(e) of Regulation S-K  (effective  February 4,
              2008, per SEC Release 33-8876), the Company, which is a "smaller reporting company," is not required to provide this disclosure.

OUTSTANDING INDEBTEDNESS, PAGE 6
--------------------------------

COMMENT 5.    PLEASE   INCLUDE   THE  AMOUNT  OF  DEBT   SECURITIES/CERTIFICATES
              OUTSTANDING FROM PREVIOUS OFFERINGS.

RESPONSE 5.   We  have  added  the  following  information  to  the  Outstanding
              Indebtedness summary of Amendment No. 1: "At September 30, 2008, the Company also had $7,258,000 worth of Series A Secured Investor
              Certificates  and $14,695,000  worth of Series B Secured  Investor
              Certificates outstanding."

RISK FACTORS, PAGE 10
---------------------

COMMENT 6.    PLEASE HIGHLIGHT THE RISK FACTOR  SUBHEADINGS  THROUGH  NUMBERING,
              BOLD TYPE, UNDERLINING OR IN ANOTHER CLEAR MANNER.

RESPONSE 6.   We have  underlined  the risk factor  subheadings.  Please see the enclosed, blacklined copy of Amendment No.1.

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Securities and Exchange Commission
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COMMENT 7.    PLEASE  REVISE  SEVERAL OF YOUR RISK  FACTORS TO DISCUSS  SPECIFIC
              CIRCUMSTANCES OR MARKET CONDITIONS. PLEASE DISCUSS HOW THESE SPECIFIC CIRCUMSTANCES OR CONDITIONS HAVE AFFECTED OR COULD AFFECT THE COMPANY. FOR EXAMPLE WE NOTE THE FOLLOWING RISK FACTORS ON PAGE 14:

                 o WE ARE SUBJECT TO THE RISKS ASSOCIATED WITH FLUCTUATIONS IN NATIONAL AND LOCAL ECONOMIC CONDITIONS;

                 o OUR BUSINESS MAY BE ADVERSELY AFFECTED IF OUR BORROWERS BECOME INSOLVENT OR BANKRUPT;

                 o  WE HAVE FLUCTUATING EARNINGS;

                 o  CHURCHES RELY ON MEMBER CONTRIBUTIONS TO REPAY OUR LOANS;
                    AND

                 o EXPENSES OF FORECLOSURE MAY PREVENT US FROM RECOVERING THE FULL VALUE OF A LOAN.

RESPONSE 7.   We  have   revised  the   aforementioned   risk   factors  in  the
              Registration Statement. However, due to the number and length of the changes, please see the enclosed, blacklined copy of Amendment
              No. 1.

RISKS RELATED TO THE CERTIFICATES, PAGE 11
------------------------------------------

COMMENT 8.    IF APPLICABLE, PLEASE INCLUDE A RISK FACTOR IN REGARD TO RIGHTS OF
              CERTIFICATE  HOLDERS IN THIS OFFERING  BEING  SUBORDINATE TO OTHER
              SECURITY   HOLDERS  OR  LENDERS.   PLEASE  PROVIDE  MORE  DETAILED
              DISCLOSURE LATER IN THE PROSPECTUS.

RESPONSE 8.   The  certificates  are not  subordinate  to  other  Company-issued certificates or to other creditors of the Company. Therefore, no such risk factor is applicable. However, we have revised the risk factor entitled "The Indenture Contains Limited Protection for
              Holders of Certificates" to state that the indenture does not prohibit additional debt, which could increase the risk of default. Please see the enclosed, blacklined copy of Amendment
              No. 1.

WE MAY INCUR MORE INDEBTEDNESS, PAGE 11
---------------------------------------

COMMENT 9.    PLEASE  REVISE THIS RISK FACTOR TO DISCUSS THE  COMPANY'S  CURRENT
              INDEBTEDNESS.

RESPONSE 9.   We have revised the aforementioned risk factor in the Registration
              Statement.  Please see the enclosed,  blacklined copy of Amendment
              No. 1.

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Securities and Exchange Commission
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RISKS RELATED TO MANAGEMENT, PAGE 12
------------------------------------

COMMENT 10.   WE NOTE  THE  RECENT  AMENDMENTS  TO YOUR  FORMS  10-K AND L0-Q TO
              DISCLOSE MANAGEMENT'S INEFFECTIVE INTERNAL CONTROLS OVER FINANCIAL
              REPORTING  AS  WELL  AS  YOUR  PREVIOUS   DISCLOSURE   ABOUT  YOUR
              INEFFECTIVE  DISCLOSURE CONTROLS AND PROCEDURES.  PLEASE INCLUDE A
              RISK FACTOR,  WHICH  DISCUSSES THE RISKS  PRESENTED BY INEFFECTIVE
              INTERNAL   CONTROLS  OVER   FINANCIAL   REPORTING  AND  DISCLOSURE
              CONTROLS.

RESPONSE 10.  We have added a risk factor regarding  internal  controls.  Please see the enclosed, blacklined copy of Amendment No. 1 in the Risk Factor subsection entitled "Risks Related to Us".

"WE ARE DEPENDENT UPON OUR ADVISOR," PAGE 12
--------------------------------------------

COMMENT 11.   THIS RISK FACTOR  SEEMS TO CONTAIN  MULTIPLE  RISKS.  FOR EXAMPLE,
              WHILE THE RISK FACTOR  SUBHEADING AND FIRST PARAGRAPH FOCUS ON THE
              RISK PRESENTED BY YOUR DEPENDENCE ON YOUR ADVISOR,  THE SECOND AND
              THIRD PARAGRAPHS DISCUSS THAT THE CERTIFICATE HOLDERS WILL HAVE NO
              RIGHT TO  PARTICIPATE  IN YOUR  MANAGEMENT AND THAT YOUR DIRECTORS
              MAY  NOT  BE  HELD   PERSONALLY   LIABLE  FOR   CERTAIN   ACTIONS,
              RESPECTIVELY.  EACH RISK FACTOR  SHOULD ONLY  CONTAIN ONE DISCREET
              RISK. PLEASE REVISE ACCORDINGLY.

RESPONSE 11.  We have revised the aforementioned risk factor in the Registration
              Statement and separated it into multiple risk factors. However, due to the length of the changes, please see the enclosed, blacklined copy of Amendment No. 1.

RISKS RELATED TO MORTGAGE LENDING, PAGE 13
------------------------------------------

"WE  ARE  SUBJECT TO THE  RISKS  GENERALLY  ASSOCIATED  WITH MORTGAGE  LENDING,"
PAGE 13
--------------------------------------------------------------------------------

COMMENT 12.   WE NOTE THAT YOU HAVE INCLUDED A BULLETED  LIST OF "COMMON  RISKS"
              ASSOCIATED  WITH MORTGAGE  LENDING.  TO THE EXTENT THAT ANY ONE OF
              THESE BULLETED FACTORS PRESENT A MATERIAL RISK TO YOUR OPERATIONS,
              FINANCIAL  CONDITION OR BUSINESS,  PLEASE PRESENT SUCH RISK FACTOR
              UNDER A SEPARATE  SUBHEADING AND DESCRIBE ITS SPECIFIC,  POTENTIAL
              EFFECT TO YOU.

RESPONSE 12.  We have added a separate risk factor  regarding the risk of losses associated with default, foreclosure and sale of foreclosed property. Please see the enclosed, blacklined copy of Amendment No. 1 in the Risk Factor subsection entitled "Risks Related to Mortgage Lending".

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Securities and Exchange Commission
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"THE MORTGAGE BANKING INDUSTRY IS HIGHLY COMPETITIVE," PAGE 13
--------------------------------------------------------------

COMMENT 13.   IN THIS RISK FACTOR, YOU DESCRIBE CERTAIN FACTORS THAT HELP YOU TO
              COMPETE  IN THE  MORTGAGE  BANKING  INDUSTRY,  SUCH AS  CREATING A
              "NICHE"  BUSINESS,  "OFFERING LOANS WITH  COMPETITIVE AND FLEXIBLE
              TERMS" AND  "EMPHASIZING  [Y]OUR  EXPERTISE."  THIS IS  MITIGATING
              LANGUAGE. GENERALLY, YOU SHOULD LIMIT YOUR RISK FACTORS SECTION TO
              AN IDENTIFICATION AND BRIEF DESCRIPTION OF EACH MATERIAL RISK. YOU
              MAY  ELABORATE  ON THE FACTORS  EMPLOYED  TO  MINIMIZE  IDENTIFIED
              MATERIAL RISKS IN OTHER PLACES IN THE PROSPECTUS. PLEASE REVISE.

RESPONSE 13.  We have revised the aforementioned risk factor in the Registration
              Statement. Please see the enclosed, blacklined copy of Amendment No. 1.

USE OF PROCEEDS, PAGE 17
------------------------

COMMENT 14.   PLEASE  DESCRIBE  IN GREATER  DETAIL THE USE OF  PROCEEDS.  PLEASE
              PROVIDE  SEPARATE LINE ITEMS IN THE USE OF PROCEEDS  TABLE FOR THE
              MATTERS  DESCRIBED IN FOOTNOTE  (5) TO THE TABLE.  ALSO REVISE THE
              TABLE TO  REFLECT  THE  ORDER OF  PRIORITY  OF SUCH  PURPOSES  AND
              DISCUSS  THE  REGISTRANT'S  PLAN IF  SUBSTANTIALLY  LESS  THAN THE
              MAXIMUM  PROCEEDS ARE OBTAINED.  SEE  INSTRUCTION I TO ITEM 504 OF
              REGULATION S-K.

RESPONSE 14.  The principal and  overriding  purpose of the offering is to raise capital to allow the Company to make mortgage loans to churches and/or to other non-profits and to purchase mortgage bonds. The Company presently expects to use all of the net proceeds for this purpose, regardless of the amount of proceeds raised in this offering. Because it is possible that it may take time to invest the proceeds in this manner, however, the Company would in that case invest the net proceeds in permitted temporary investments and may use some portion for working capital purposes (including the items listed in footnote 5). But because the outcome of the offering is inherently uncertain, the Company is unable to predict or estimate specific amounts or ways in which it would use such capital. The Company believes highlighting such items or providing more prominent disclosure of these items elevates these possible uses beyond what is appropriate.

COMMENT 15.   WE NOTE THE  DISCLOSURE  THAT PART OF THE  PROCEEDS MAY BE USED TO
              PAY DOWN  YOUR  LINE OF  CREDIT  AND  REPAY  CERTIFICATES.  PLEASE
              DISCUSS THE INTEREST  RATES AND  MATURITIES OF SUCH  INDEBTEDNESS.
              PLEASE  DESCRIBE  THE USE OF  PROCEEDS  OF PRIOR  INDEBTEDNESS  AS
              APPLICABLE. SEE INSTRUCTION 4 TO ITEM 504 OF REGULATION S-K

RESPONSE 15.  The  Company's  $4.2  million  line of  credit  has an  adjustable interest  rate that

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January 27, 2009
Securities and Exchange Commission
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              at September 30, 2008 was 5.0%.  The Series A and Series B Secured
              Investor Certificates bear interest at rates ranging from 4.50% to 7.50% and have maturities ranging from 3 months years to 12 years. We have added the foregoing sentences to footnote 5 of the "Use of Proceeds" table.

              As discussed in Response #14, the Company presently intends to use all net proceeds to allow the Company to make mortgage loans to churches and/or to other non-profits and to purchase mortgage bonds. The Company does not presently anticipate the use of proceeds towards paying down its line of credit or toward repaying certificates, but as discussed above, has built in a limited flexibility (there is a 15% limit on use of proceeds for the repayment of certificates) if timing or other constraints make the immediate use of capital toward its central objective financially imprudent. We note supplementally that the Company's current business concern is not the repayment of current (or future) indebtedness, but rather that it does not have sufficient capital to address the high volume of mortgage loan requests that it is receiving.

ADVISORY COMPENSATION, PAGE 18
------------------------------

COMMENT 16.   AS  APPLICABLE,  PLEASE REVISE THE AMOUNTS  PAYABLE TO INCLUDE THE
              ESTIMATED AMOUNTS BASED ON YOUR MAXIMUM LEVERAGE POLICY.

RESPONSE16.  The  Company's  bylaws  prohibit  borrowing  in  excess  of 300% of shareholders' equity, except under certain circumstances. Based on this limitation, and as of September 30, 2008, the Company would have been able to take on an additional $35,000,000 in debt and assuming our average invested assets were $69,000,000, the advisory fee would be $730,000 per year. We have added disclosure to the "Advisory Compensation" section regarding the foregoing.

CONFLICTS OF INTEREST, PAGE 20
------------------------------

COMMENT 17.   PLEASE  DISCUSS  HERE  OR  IN  ANOTHER  APPROPRIATE  SECTION,  THE
              PRINCIPAL  PROVISIONS OF ANY CONTRACTS OR ARRANGEMENTS  THAT LIMIT
              THE LIABILITY OF AFFILIATED PERSONS. SEE ITEM 26 OF FORM S-IL.

RESPONSE 17.  Please see the  sections  entitled  "Fiduciary  Responsibility  of
              Board of Directors and Indemnification" and "The Advisor and our Advisory Agreement" in the enclosed, blacklined copy of Amendment No. 1.

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January 27, 2009
Securities and Exchange Commission
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"OUR AFFILIATES MAY COMPETE WITH US," PAGE 20
---------------------------------------------

COMMENT 18.   PLEASE DISCUSS IN GREATER DETAIL THE SPECIFIC  BUSINESS  INTERESTS
              OF AFFILIATES THAT CONFLICT WITH THE COMPANY'S INTERESTS.

RESPONSE 18.  Thus far, there have been no specific personal business  interests that have conflicted with the Company's interests and we have revised the language in this section to indicate that while it is a possibility, there have been no conflicts thus far.

COMMENT 19.   WE NOTE YOUR STATEMENT THAT YOU "FOCUS ON FINANCINGS  RANGING FROM
              $100,000 TO $1,000,000 IN SIZE."  ELSEWHERE IN THE  PROSPECTUS AND
              DOCUMENTS INCORPORATED BY REFERENCE, YOU STATE THAT YOU MAKE LOANS
              FROM $100,000 TO $2,000,000. PLEASE REVISE OR ADVISE.

RESPONSE 19.  The  Company  is  permitted  under its  bylaws to make loans up to
              $2,000,000, however it focuses on loans ranging from $100,000 to $1,000,000 in size. We have added disclosure in this section to clarify this point. Please see the enclosed, blacklined copy of Amendment No. 1.

CAPITALIZATION, PAGE 23
-----------------------

COMMENT 20.   SINCE THIS IS A BEST EFFORTS NO MINIMUM  OFFERING,  PLEASE TELL US
              HOW THE  ADJUSTMENTS  TO SHOW THE  IMPACT OF SELLING  THE  MAXIMUM
              NUMBER OF CERTIFICATES IS FACTUALLY SUPPORTABLE.

RESPONSE 20.  We have added a  footnote  to the table  that  states as  follows:
              "This is a best-efforts, no minimum offering. If less than all of the certificates offered hereby are sold, then the Long Term Debt figures in the 'As Adjusted' columns would be reduced in proportion to the reduced sales."

              In addition, because this is a continuous offering, the Company has three years during which to sell the certificates. This is also the Company's third debt offering; it sold all $15 million worth of certificates offered in the first offering, and sold approximately $15 million of the $23 million worth of certificates offered in the second. Both of these prior offerings were offered over a two-year period. As such, the Company presently expects to sell all of the certificate offered hereby over the course of the time permitted.

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Securities and Exchange Commission
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PROPERTY PORTFOLIO OF THE COMPANY, PAGE 26
------------------------------------------

COMMENT 21.   PLEASE  REVISE  YOUR  DISCLOSURE  AND  TABLE  TO  PROVIDE  CURRENT
              INFORMATION ABOUT THE AMOUNT OF FIRST MORTGAGE LOANS AND BONDS YOU
              HAVE ISSUED AND PURCHASED. FURTHERMORE, PLEASE CONSIDER INDICATING
              THE GEOGRAPHIC LOCATIONS OF THE BORROWING CHURCHES.

RESPONSE 21.  We have updated that  information and added a table indicating the geographic location of the borrowers on a state by state basis.

MORTGAGE LOAN PROCESSING AND UNDERWRITING, PAGE 33
--------------------------------------------------

COMMENT 22.   WE NOTE YOUR  DISCLOSURE THAT ALTHOUGH YOU OFTEN DO NOT DO SO, YOU
              "MAY CHARGE A LOAN COMMITMENT  FEE" TO BORROWERS.  PLEASE INDICATE
              THE  AMOUNT  THAT IS  CHARGED  OR  ALTERNATIVELY,  HOW SUCH FEE IS
              COMPUTED ON A BORROWER-BY-BORROWER BASIS.

RESPONSE 22.  We have  added the  following  disclosure  to the  "Mortgage  Loan
              Processing and Underwriting" section: "We may charge a fee to recoup expenses we have incurred. This fee would be calculated based on funds we have paid for appraisal, accounting and title work. These costs are usually paid by borrowers from proceeds at closing. We may not recoup these fees if a commitment fee is not charged."

PROHIBITED INVESTMENTS AND ACTIVITIES, PAGE 35
----------------------------------------------

COMMENT 23.   WE NOTE THAT ONE LISTED  PROHIBITED  ACTIVITY IS  "[I]SSUING  DEBT
              SECURITIES  UNLESS THE DEBT SERVICE COVERAGE FOR THE MOST RECENTLY
              COMPLETED FISCAL YEAR. . . IS SUFFICIENT . . . ." PLEASE ADVISE US
              AS TO WHETHER OR NOT YOU MET THE STATED CONDITION.

RESPONSE 23.  The Company  believes it has met the  standard.  The Company began active business operations on April 15, 1996 and has never missed an interest payment on its two prior public debt issues. It has also made 50 consecutive quarterly dividend payments to its shareholders of common stock. In short, the Company has, and has a record of, adequate cash flow to service its debt obligations in addition to making dividend payments. Furthermore, the Company services its debt obligations before it pays dividends, so that if we were to add back the dividend amounts paid, the Company would certainly have more than adequate cash to cover its debt. In addition, the Series C Certificate proceeds are principally intended to be deployed in new, interest-earning mortgage loans which could generate additional funds and earnings. Finally, the Company presently expects the amount registered to be sold over a

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January 27, 2009
Securities and Exchange Commission
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              three-year  period of time, so the total  interest  obligations on these securities may not be incurred immediately.

REAL ESTATE HELD FOR SALE/DESCRIPTION OF PROPERTY ACQUIRED THROUGH FORECLOSURE, PAGE 37
--------------------------------------------------------------------------------

COMMENT 24.   WE NOTE THAT AS OF JUNE 30, 2008, YOU HAD FIVE PROPERTIES ACQUIRED
              THROUGH  FORECLOSURE.   PLEASE  UPDATE  THE  DISCLOSURE  REGARDING
              PROPERTIES ACQUIRED THROUGH FORECLOSURE.

RESPONSE 24.  We have  updated the  information  in the section  entitled  "Real
              Estate Held for Sale/Description of Property Acquired through Foreclosure". Please see the enclosed, blacklined copy of Amendment No. 1.

COMMENT 25.   FOR  EACH  OF THE  PROPERTIES  DISCUSSED,  AS  APPLICABLE,  PLEASE
              INCLUDE  THE  DISCLOSURE  REQUIRED  BY ITEM 14 OF FORM  S-1L.  FOR
              EXAMPLE,  PLEASE STATE THE  REGISTRANT'S  INTEREST IN THE PROPERTY
              AND THE  NATURE  AND  AMOUNT OF ALL  MATERIAL  MORTGAGES  OR OTHER
              ENCUMBRANCES  AGAINST SUCH  PROPERTIES;  ALSO DESCRIBE THE GENERAL
              COMPETITIVE  CONDITIONS  SURROUNDING  THE POTENTIAL  SALE OF THESE
              PROPERTIES.

RESPONSE 25.  We have  added  additional  disclosure  regarding  the  foreclosed properties in this section entitled "Real Estate Held for Sale/Description of Property Acquired through Foreclosure". Please see the enclosed, blacklined copy of Amendment No. 1.

COMMENT 26.   PLEASE  DESCRIBE  THE  ARRANGEMENTS   MADE  WITH  RESPECT  TO  THE
              MANAGEMENT   AND   SALE  OF  THE   PROPERTIES   ACQUIRED   THROUGH
              FORECLOSURE. PLEASE SEE ITEM 24 OF FORM S-I1.

RESPONSE 26.  We have added  disclosure  regarding  the  arrangements  made with respect to management and the sale of the foreclosed properties in this section entitled "Real Estate Held for Sale/Description of Property Acquired through Foreclosure". Please see the enclosed, blacklined copy of Amendment No. 1.

CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS  AND  DIRECTOR  INDEPENDENCE,
PAGE 39
--------------------------------------------------------------------------------

COMMENT 27.   PLEASE  DESCRIBE  ANY  RELATED  PARTY   TRANSACTIONS,   SINCE  THE
              BEGINNING  OF THE  REGISTRANT'S  LAST  FISCAL  YEAR,  IN WHICH THE
              REGISTRANT  WAS A  PARTICIPANT  AND THE  AMOUNT  INVOLVED  EXCEEDS
              $120,000.  SEE ITEM 404(A) OF REGULATION  S-K.  PLEASE INCLUDE ANY
              PURCHASES  OR  SALES  OF  MORTGAGE  BONDS  THROUGH  AN  AFFILIATED
              UNDERWRITER.

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Securities and Exchange Commission
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RESPONSE 27.  Pursuant to the Company's Advisory Agreement, the Company paid the
              Advisor management and origination fees of approximately $342,000 for the nine months ended September 30, 2008. The Company repurchased approximately 22,000 common stock shares from the underwriter, American Investors Group, Inc., for approximately $5.25 per share in the nine months ended September 30, 2008.

DESCRIPTION OF THE CERTIFICATES, PAGE 44
----------------------------------------

COMMENT 28.   FOR EACH  SERIES  OF DEBT  SECURITIES  OFFERED  OR  ISSUED  BY THE
              COMPANY, PLEASE DISCLOSE THE TOTAL AMOUNT AUTHORIZED AND THE TOTAL
              AMOUNT  OUTSTANDING  AS OF THE MOST RECENT  PRACTICABLE  DATE. SEE
              ITEM  202(B)  OF   REGULATION   S-K.  ALSO  INCLUDE  THE  RELEVANT
              DISCLOSURES IN PARAGRAPHS (B)(1) THROUGH (10) OF ITEM 202.

RESPONSE 28.  While the Series A, B and C  Certificates  have many  features  in common, two material differences set the Series C Certificates apart from the Series A and B: the Series C maturities are considerably longer, and they are callable at any time by the Company.

              However, we added a chart to the "Description of Securities" section detailing the authorized, sold, and outstanding amounts for each series. Please see the enclosed, blacklined copy of Amendment No. 1.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE, PAGE 55
--------------------------------------------------------

COMMENT 29.   PLEASE  SPECIFICALLY  INDICATE THAT YOU ARE ALSO INCORPORATING ALL
              AMENDMENTS  TO  THE  DOCUMENTS  THAT  YOU  ARE   INCORPORATING  BY
              REFERENCE.

RESPONSE 29.  Further to our telephone call on January 13, 2009, and pursuant to
              General Instruction H of Form S-11, because the Company has not yet filed its annual report for its most recently completed year (which is not due until on or about March 30, 2009), we will not be incorporating information by reference under Item 29.

PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS, PAGE II-1
------------------------------------------------------------

ITEM 37. UNDERTAKINGS, PAGE II-2
--------------------------------

COMMENT 30.   PLEASE  PROVIDE  THE  UNDERTAKING   REQUIRED  BY  ITEM  512(H)  OF
              REGULATION S-K.

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January 27, 2009
Securities and Exchange Commission
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RESPONSE 30.  We have included the  aforementioned  undertaking.  Please see the enclosed, blacklined copy of Amendment No. 1.

INDEX TO EXHIBITS, PAGE II-6
----------------------------

EXHIBIT 4.1, PAGE II-6
----------------------

COMMENT 31.   WE NOTE  THAT YOU HAVE  FILED  THE  ACTUAL  INDENTURE.  THEREFORE,
              PLEASE REVISE THIS  EXHIBIT'S  DESCRIPTION  TO INDICATE THAT IT IS
              THE ACTUAL INDENTURE.

RESPONSE 31.  The exhibit that is filed is only a form of indenture, and has not yet been signed or dated.

LEGALITY OPINION
----------------

COMMENT 32.   WE NOTE THAT COUNSEL HAS OPINED ON WHETHER THE  CERTIFICATES  WILL
              CONSTITUTE  VALID AND BINDING  OBLIGATIONS OF THE COMPANY.  PLEASE
              ADVISE  COUNSEL  THAT  COUNSEL MUST OPINE ON THE LAWS OF THE STATE
              GOVERNING THE INDENTURE. PLEASE REVISE ACCORDINGLY.

RESPONSE 32.  We have revised the legal opinion to include that the Indenture is governed by the laws of the state of Minnesota. Please see the enclosed blacklined copy of Amendment No. 1 at Exhibit 5.

COMMENT 33.   WE NOTE THAT  THROUGHOUT  THE  OPINION,  COUNSEL  ASSUMES THAT THE
              INDENTURE   CONSTITUTES   THE  VALID,   BINDING  AND   ENFORCEABLE
              OBLIGATION  OF THE  COMPANY.  PLEASE  ADVISE  COUNSEL  THAT  IT IS
              INAPPROPRIATE  FOR  COUNSEL  TO INCLUDE  ASSUMPTIONS  THAT ARE TOO
              BROAD AND THAT  ASSUME  MATERIAL  FACTS  UNDERLYING  THE  OPINION.
              PLEASE  REVISE THE OPINION TO REMOVE SUCH  ASSUMPTIONS  OR TELL US
              WHY SUCH REVISIONS ARE NOT NECESSARY.

RESPONSE 33.  We have  revised the  assumptions  underlying  our legal  opinion.
              Please see the  enclosed  blacklined  copy of  Amendment  No. 1 at
              Exhibit 5.

COMMENT 34.   PLEASE ADVISE COUNSEL THAT IT IS  INAPPROPRIATE TO ASSUME THAT THE
              COMPANY IS DULY ORGANIZED,  VALIDLY  EXISTING AND IN GOOD STANDING
              UNDER  MINNESOTA  LAW SINCE THIS ASSUMES  MATERIAL  FACTS THAT ARE
              READILY  ASCERTAINABLE.  PLEASE  TELL US WHY  COUNSEL IS UNABLE TO
              VERIFY WHETHER THE COMPANY IS DULY ORGANIZED, VALIDLY EXISTING AND
              IN GOOD  STANDING.  ALTERNATIVELY,  PLEASE  REVISE THE  OPINION TO
              REMOVE THE ASSUMPTION.

January 27, 2009
Securities and Exchange Commission
Page 12 of 17


RESPONSE 34.  We have  revised  the legal  opinion  to remove  this  assumption.
              Please see the  enclosed  blacklined  copy of  Amendment  No. 1 at
              Exhibit 5.

TAX OPINION
-----------

COMMENT 35.   PLEASE  ADVISE  COUNSEL  THAT THE TAX OPINION  SHOULD  SPECIFY THE
              TAXABLE  YEAR AND OPINE ON WHETHER THE COMPANY HAS BEEN  ORGANIZED
              IN CONFORMITY WITH THE REQUIREMENTS FOR QUALIFICATION AND TAXATION
              AS A REIT.  THE OPINION  SHOULD ALSO OPINE ON WHETHER THE PROPOSED
              METHOD OF OPERATION AS DESCRIBED IN THE  PROSPECTUS  WILL CONTINUE
              TO ENABLE THE COMPANY TO MEET THE REQUIREMENTS  FOR  QUALIFICATION
              AND  TAXATION  AS A REIT  UNDER THE CODE.  PLEASE  REVISE  THE TAX
              OPINION OR THE FEDERAL TAX CONSEQUENCES  SECTION OF THE PROSPECTUS
              ACCORDINGLY.  IF THE COMPANY CHOOSES TO INCLUDE THE OPINION IN THE
              PROSPECTUS,  PLEASE REVISE THE  PROSPECTUS  TO STATE  SPECIFICALLY
              THAT THE DISCUSSION IN THE TAX  CONSEQUENCES  SECTION IS COUNSEL'S
              OPINION.

RESPONSE 35.  Pursuant to Item 601(b)(8) of Regulation  S-K, we are removing the tax opinion because we do not believe it is required.

FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2007
---------------------------------------------------

ITEM 8A(T), CONTROLS AND PROCEDURES, PAGES 21 -- 22
---------------------------------------------------

COMMENT 36.   PLEASE  TELL  US  WHAT  CONSIDERATION  WAS  GIVEN  TO  DISCLOSING,
              MANAGEMENT'S CURRENT PLANS, IF ANY, FOR REMEDIATING THE IDENTIFIED
              MATERIAL WEAKNESS.

RESPONSE 36.  Management  understands  that the principal reason the accountants identified a material weakness was due to low headcount and limited segregation of duties resulting therefrom. The Company does not currently plan to hire employees and has been advised that the advisor does not plan to hire additional employees either. In fact, the Company believes that the advisor's employees are well trained, have significant, relevant experience and have not encountered problems in the past 12 years that they have been operating this business. As such, the Company believes that increasing administrative expenses would not provide additional value to its shareholders. As described in Response #10, we have added a risk factor that addresses the issue and identifies possible risks to investors.

January 27, 2009
Securities and Exchange Commission
Page 13 of 17


FINANCIAL STATEMENTS AND NOTES
------------------------------

STATEMENTS OF OPERATIONS, PAGE F-4
----------------------------------

COMMENT 37.   BASED ON DISCLOSURE ELSEWHERE IN YOUR REGISTRATION  STATEMENT,  WE
              NOTE THAT INTEREST  EXPENSE IS GENERATED FROM THE SECURED INVESTOR
              CERTIFICATES  AND  LINE OF  CREDIT,  WHICH  IS  USED TO FIND  YOUR
              MORTGAGE LOANS AND INVESTMENT IN CHURCH BONDS. PLEASE PROVIDE YOUR
              BASIS FOR CLASSIFYING INTEREST EXPENSE OUTSIDE OF OPERATING INCOME
              SINCE IT APPEARS TO BE DIRECTLY  RELATED TO YOUR  INTEREST-EARNING
              ASSETS.

RESPONSE 37.  We have reported interest expense outside of operating expenses as it is considered to be costs of financing. However, we agree that interest incurred primarily relates to financing directly obtained to make loans and therefore, proposes to prospectively classify interest expense within operating income in future filings.

STATEMENTS OF CASH FLOWS, PAGE F-6
----------------------------------

COMMENT 38.   CLARIFY YOUR BASIS FOR CLASSIFYING  PROCEEDS FROM SALE OF PROPERTY
              AS A FINANCING ACTIVITY UNDER SFAS 95.

RESPONSE 38.  Proceeds from the sale of property were erroneously  classified as a financing activity and should be properly classified as an investing activity under SFAS 95. As the proceeds are not material, we propose to prospectively reclassify them in future filings.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------

ALLOWANCE FOR MORTGAGE LOANS RECEIVABLE, PAGE F-9
-------------------------------------------------

COMMENT 39.   YOU STATE INTEREST INCOME IS NOT RECOGNIZED ON IMPAIRED LOANS THAT
              ARE IN THE FORECLOSURE PROCESS.  ADVISE US IF THERE ARE LOANS THAT
              ARE NINETY DAYS OR MORE IN ARREARS BUT ARE NOT YET IN  FORECLOSURE
              FOR WHICH YOU HAVE CONTINUED TO RECOGNIZE INTEREST INCOME.

RESPONSE 39.  We stop accruing interest on loans that are 90 days past due based on our review of the loan. In cases where the loans are well secured, interest collection is still probable, and where the payments are not 90 days consecutively past due, we continue to accrue interest. Loans that are considered impaired are reserved for based on estimated recovery amounts. At September 30, 2008, we had three outstanding loans totaling approximately $1,231,000, where payments were not 90 days consecutively past due, which

January 27, 2009
Securities and Exchange Commission
Page 14 of 17


              continued to accrue interest. No material loans with payments exceeding 90 days past due existed at December 31, 2007. We will include additional disclosure to this policy in future filings.

REVENUE RECOGNITION, PAGE F-10
------------------------------

COMMENT 40.   WE NOTE THE  DEFERRED  INCOME YOU HAVE  RECORDED AS A LIABILITY ON
              YOUR BALANCE SHEET RELATES TO LOAN  ORIGINATION  FEES. TELL US HOW
              YOU  CONSIDERED  PARAGRAPH  21 OF SFAS 91,  WHICH  STATES THAT THE
              UNAMORTIZED  BALANCE OF LOAN  ORIGINATION FEES SHOULD BE PRESENTED
              ON THE  BALANCE  SHEET  AS PART OF THE  LOAN  BALANCE  TO WHICH IT
              RELATES.

RESPONSE 40.  We agree that loan origination fees, disclosed as deferred income, directly relate to underlying loan assets. We also understand the treatment prescribed by SFAS 91 relates to the classification of these amounts with the related loans. We have previously disclosed these amounts separately to provide better disclosure regarding the underlying loan assets, the effect the origination fees have on current income, and to prevent the amounts from being misleading as it relates to future cash flows.

NOTE 2 -- MORTGAGE LOANS AND BOND PORTFOLIO, PAGES F-11 -- F-12
---------------------------------------------------------------

COMMENT 41.   TELL US HOW YOU  HAVE  COMPLIED  WITH THE  DISCLOSURE  REQUIREMENT
              OUTLINED IN PARAGRAPH 20A OF SFAS 114.

RESPONSE 41.  We have reported the loan loss allowance balance and activity with each quarterly and annual 10-KSB filing. As such, we believe the disclosure requirements of SFAS 114 have been met considering quarterly reports are to be reviewed in conjunction with the most recent annual filing and any previous quarterly filings since the most recent annual report. However, to more clearly disclose the loan loss allowance, a tabular presentation of the loan loss allowance balance and activity will be included with future filings.

January 27, 2009
Securities and Exchange Commission
Page 15 of 17


FORM 10-Q FOR THE FISCAL PERIOD ENDED SEPTEMBER 30, 2008
--------------------------------------------------------

FINANCIAL STATEMENTS AND NOTES
------------------------------

NOTE 1-- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

FAIR VALUE MEASUREMENT, PAGES 11 - 12
-------------------------------------

COMMENT 42.   WE NOTE THAT YOU CATEGORIZE  YOUR BOND PORTFOLIO  UNDER LEVEL 3 OF
              THE FAIR  VALUE  HIERARCHY.  HOWEVER,  YOUR  VALUATION  TECHNIQUES
              UTILIZE OBSERVABLE  MARKET-BASED INPUTS. PLEASE CLARIFY THE NATURE
              OF THESE OBSERVABLE  MARKET-BASED INPUTS AND HOW THESE INPUTS WERE
              CONSIDERED IN DETERMINING  WHETHER YOU SHOULD BE CATEGORIZING YOUR
              BOND  PORTFOLIO  UNDER  LEVEL 3 VERSUS  LEVEL 2 OF THE FAIR  VALUE
              HIERARCHY.  IN  ADDITION  GIVEN  THE  CURRENT  MARKET  CONDITIONS,
              CLARIFY IF THE CHANGES IN THE  ADEQUACY OF  UNDERLYING  COLLATERAL
              IMPACT YOUR DETERMINATION OF FAIR VALUE.

RESPONSE 42.  Our  bond  portfolio  has  little  or no  market  activity  at our measurement  dates so we are  forced to use  certain  unobservable inputs. While we do utilize quoted market prices for similar assets in markets that are not active, from that price we apply additional valuation techniques which consist of certain unobservable inputs including our assumptions on cash flow, credit attributes, quality of underlying collateral, and current market and liquidity conditions. Based on the overall valuation techniques for this portfolio, our judgment was that the majority of our assumptions were from unobservable inputs and as such we considered these Level 3 in the valuation hierarchy.

COMMENT 43.   PLEASE TELL US AND CONSIDER  EXPANDING YOUR DISCLOSURES TO CLARIFY
              HOW THE  RECONCILING  ITEMS  SUCH  AS THE  GAINS  AND  CALLABILITY
              PROVISION ARE RECORDED IN YOUR  STATEMENT OF INCOME.  IN ADDITION,
              PLEASE EXPLAIN THE NATURE OF THE CALLABILITY  PROVISION AND HOW IT
              COMPLIES WITH GAAP.

RESPONSE 43.  The bonds held by us contain  callability  provisions  whereby the issuer can call the bonds at par value at any time. While similar bonds in the market may have interest yields lower than our bonds, the increase in value of our bonds is limited because of the embedded callability feature retained by the issuer. As such, increases in the unrealized value of the bonds due to current market rates would be limited so that the bonds would trade at close to par value when market rates are lower than the yields on our bonds. This callability adjustment is a reduction of unrealized gains. The Company could have netted the unrealized gains against the callability adjustment, but believes this disclosure is more accurate.

January 27, 2009
Securities and Exchange Commission
Page 16 of 17


NOTE 3 -- MORTGAGE LOANS AND BOND PORTFOLIO, PAGE 13
----------------------------------------------------

OUTSTANDING INDEBTEDNESS, PAGE 6
--------------------------------

COMMENT 44.   BASED ON YOUR  DISCLOSURE,  WE NOTE  THAT IN 2008  THE  BANKRUPTCY
              PROCEEDING  FOR  THE  ST.  AGNES  MISSIONARY  BAPTIST  CHURCH  WAS
              DISMISSED AND THE CHURCH WAS SUBSEQUENTLY  FORECLOSED UPON. PLEASE
              ADVISE HOW YOU  DETERMINED  THE  RESERVE OF $300,000 ON YOUR TOTAL
              BONDS RECEIVABLE OF $2,035,000 IS ADEQUATE. TELL US THE NATURE AND
              VALUE OF THE  UNDERLYING  COLLATERAL  OF THOSE  BONDS  AND HOW THE
              OTHER  BONDHOLDERS WHO ALSO HAVE A SUPERIOR LIEN ARE CONSIDERED IN
              DETERMINING YOUR REMAINING EXPOSURE TO THIS IMPAIRED ASSET.

RESPONSE 44.  The reserve was  calculated to estimate the fair value of the bond investment based on a number of factors including the estimated recovery, the timing of amounts received, and potential sales of the properties. During the quarter ended September 30, 2008, we recorded an additional reserve against the bonds based on these factors. The trustee of the bonds foreclosed on the property, listed them for sale, and rented out the facilities during the interim period. The property consists of three adjacent facilities. The properties have been listed for approximately $19,267,000 and serve as collateral for the bonds outstanding (which includes the bonds held by the Company), which total approximately $13,027,000. Our continued exposure related to these bonds will depend on the timing and amount of sales proceeds from the property. The proceeds from such a sale will be split proportionately amongst the bondholders. The lien we have as a bondholder is proportional to the amount that has been invested in the bond offering so that we are neither subordinate nor superior to other bondholders. We continue to monitor the situation and evaluate the carrying value of the bonds for potential additional impairment.

CERTIFICATION
-------------

COMMENT 45.   WE NOTE THAT YOUR  CERTIFICATIONS WERE NOT FILED IN THE EXACT FORM
              AS OUTLINED IN ITEM  601(B)(3 I) OF  REGULATION  S-B.  SOME OF THE
              DISCREPANCIES  INCLUDE  REPLACING THE WORD "SMALL BUSINESS ISSUER"
              WITH "THE COMPANY" AND OMITTING THE LANGUAGE  "(THE SMALL BUSINESS
              ISSUER'S  FOURTH FISCAL QUARTER IN THE CASE OF AN ANNUAL  REPORT)"
              FROM PARAGRAPH 4(D).  PLEASE BE AWARE THAT FUTURE PERIODIC FILINGS
              SHOULD  BE  IN  COMPLIANCE  WITH  REGULATION  S-K.  HOWEVER,   ANY
              AMENDMENTS   TO  THE  MOST  RECENT  ANNUAL  REPORT  SHOULD  BE  IN
              COMPLIANCE  WITH  REGULATION  S-B.  PLEASE  CONFIRM THAT IN FUTURE
              PERIODIC FILINGS,  YOU WILL FILE  CERTIFICATIONS IN THE EXACT FORM
              OUTLINED IN ITEM 60L(B)(31)(I) OF REGULATION S-K.

January 27, 2009
Securities and Exchange Commission
Page 17 of 17


RESPONSE 45.  In future periodic filings,  the Company will file  certifications in the exact form  outlined in Item  60l(B)(31)(i)  of  Regulation
              S-K.


If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6604.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Karen V. Bertulli
Karen V. Bertulli


4261764v4

cc:      Philip J. Myers (American Church Mortgage Company)